Exhibit E

January 2, 2007

Special Committee of the

Board of Directors of

National Health Investors, Inc.

100 Vine Street

Suite 1202

Murfreesboro, Tennessee  37130

Attention:  Richard F. LaRoche, Jr., Chairman

Gentlemen:

Background

I am writing this letter on behalf of my client, AdamsMark, L.P., acting on behalf of the group of stockholders of National Health Investors, Inc., a Maryland corporation (“NHI”), formed for this purpose.  As you are aware, on August 2, 2006, Andy Adams, the general partner of AdamsMark, L.P., informed the Board of Directors (the “Board”) of NHI of the possible interest of AdamsMark, L.P., Mr. Adams and certain of their affiliates (collectively, “AdamsMark”) in making a proposal to purchase NHI.  On October 5, 2006, Mr. Adams orally submitted a proposal to the special committee of the Board created to consider such a proposal (the “Committee”).  Under that proposal, each outstanding share of NHI’s outstanding common stock (the “NHI Common Stock”) would have been converted in a merger into $30.00 in cash, a preferred equity interest in the surviving entity having a value of $30.00, a common equity interest in the surviving entity having a value of $30.00, or any combination of cash and/or such equity interests, at the election of each stockholder of NHI (collectively, the “NHI Stockholders”).  On November 8, 2006, Mr. Adams met with the Committee for the purpose of explaining the terms of a new proposal, which included an increase in the value of the consideration to be paid to the NHI Stockholders.  At that time, the Committee advised Mr. Adams that the Committee could not accept a proposal on the terms discussed due to two contingencies.  On December 1, 2006, AdamsMark submitted for the Committee’s consideration a proposal letter, which was to be supplemented by information about the Designated Stockholders (as defined below).

By letter dated December 6, 2006, in response to the December 1, 2006 proposal letter, the Committee asked AdamsMark to provide items of information in addition to the supplemental information about the Designated Stockholders.  By December 19, 2006, as acknowledged in a letter from the Committee’s counsel on that day, AdamsMark had provided all but two items of the requested information.  In regard to those two items, accompanying this letter are (a) the capital sources table requested, and (b) a list of the Designated Stockholders that have joined the AdamsMark group and the form of the letter agreement (the “Designated Stockholders Agreement”) signed by each NHI Stockholder that has joined the AdamsMark group.  Please note that, notwithstanding the December 19, 2006 letter reiterating the Committee’s initial request for a copy of each executed Designated Stockholders Agreement, the Committee previously confirmed that it was acceptable to deliver the form of the Designated Stockholders Agreement, together with a list of the executing Designated Stockholders.

Special Committee of the

Board of Directors of

National Health Investors, Inc.

January 2, 2007

Page

Proposal

This proposal is intended to serve as the basis for a definitive Agreement and Plan of Merger that is authorized by the Committee or the Board (the “Merger Agreement”) and AdamsMark believes that it is in the best interests of all NHI Stockholders for the Committee to approve this proposal and submit it to the NHI Stockholders for approval. While the total consideration to be delivered to the NHI Stockholders has not changed from that described in the proposal letter dated December 1, 2006, this proposal includes a change in the structure that is designed to achieve a more favorable tax result to the Designated Stockholders who elect to own Surviving Entity Common Stock (as defined below), while at the same time not resulting in any disadvantage to any other NHI Stockholder.  Under the new structure, the aggregate consideration of $33.00 will be paid through the combination of a $15.00 dividend and the subsequent $18.00 of merger consideration.  This structural change was developed after the execution of the Designated Stockholder Agreements and, accordingly, is not reflected in the Designated Stockholder Agreements.  The proposal, as described below, contemplates a series of related transactions, all of which would occur essentially simultaneously but in the order described below.

1.

NHC and NHR Sale.  National HealthCare Corporation (“NHC”) would sell all of its 1,405,642 shares of NHI Common Stock, and National HealthCare Realty Corporation (“NHR”) would sell 150,000 of its 225,000 shares of NHI Common Stock, or collectively an aggregate of approximately 5.6% of the outstanding shares of NHI Common Stock, to NHI for a purchase price of $33.00 per share (or a total purchase price of $46,386,186 and $4,950,000, respectively).  The purchase price payable to each of NHC and NHR would be payable by delivery of a secured promissory note.  Copies of letters from each of NHC and NHR reflecting these commitments are enclosed.

2.

Formation of UPREIT; Sale of NHI Assets.  An affiliate of Mr. Adams would organize and act as  the sole general partner of a newly formed limited partnership (the “UPREIT”).  NHI would sell all of its assets other than cash to the UPREIT, and the UPREIT would assume all of NHI’s liabilities other than NHI’s accrued dividends payable.  The purchase price would be an amount equal to $33.00 per outstanding share of NHI Common Stock, less the amount of cash retained by NHI, and would be payable partly in cash and partly by delivery of a promissory note.

3.

NHI $15.00 Dividend.  NHI would declare and pay a dividend equal to $15.00 per share of NHI Common Stock (the “Dividend”).  The Dividend paid in respect of each share of NHI Common Stock would be paid, as determined by the NHI Stockholder who is the holder of such share of NHI Common Stock, either (a) in cash or (b) by the issuance and delivery of 0.8333 of a share of NHI Common Stock (such fraction being derived by dividing $15.00 by $18.00, the post-Dividend value of each share of NHI Common Stock under this proposal).

4.

Formation of Acquisition Entity.  A newly formed entity (the “Acquisition Entity”) would be organized solely for the purpose of engaging in the Merger (as defined below). The stockholders of the Acquisition Entity would be certain NHI Stockholders, including AdamsMark, that have agreed to participate as such (the “Designated Stockholders”).  Each Designated Stockholder would contribute its

Special Committee of the

Board of Directors of

National Health Investors, Inc.

January 2, 2007

Page

shares of NHI Common Stock to the Acquisition Entity in a one-for-one exchange for shares of preferred stock (the “Acquisition Entity Preferred Stock”) and/or common stock (the “Acquisition Entity Common Stock”) of the Acquisition Entity, in such respective amounts as such Designated Stockholder elects to receive.  NHI Stockholders owning approximately 21.56% of the outstanding shares of NHI Common Stock have agreed to become Designated Stockholders and, except in relatively small amounts, not to elect to receive cash.  Notwithstanding the foregoing, to the extent necessary to comply with REIT ownership rules, as indicated in paragraph 6 below, certain NHI Stockholders who would otherwise exchange their shares of NHI Common Stock for Acquisition Entity Preferred Stock and/or Acquisition Entity Common Stock will not do so, but instead will elect to receive cash in the Merger and become limited partners in the UPREIT by reinvesting that cash in the UPREIT. The Designated Stockholders, NHC and NHR collectively represent approximately 27.43% of the outstanding shares of NHI Common Stock.

5.

Merger.  NHI and the Acquisition Entity would enter into the Merger Agreement, pursuant to which the Acquisition Entity would merge with and into NHI (the “Merger”), with NHI being the surviving entity (the “Surviving Entity”).  The Merger Agreement would not contain representations and warranties regarding the operations and assets of NHI as typically would be the case in a merger with a non-affiliated third party.  Accordingly, the Merger Agreement would not include any indemnification obligations on the part of the NHI Stockholders and would not require any portion of the consideration to be paid to be placed in an escrow account.  At the effective time of the Merger, (a) each share of NHI Common Stock, other than those owned by the Acquisition Entity, would be converted, at the election of each NHI Stockholder, into either (i) $18.00 in cash, or (ii) one share of Preferred Stock of the Surviving Entity (the “Surviving Entity Preferred Stock”), provided that holders of fewer than 200 shares of NHI Common Stock would only be entitled to receive cash, (b) each share of Acquisition Entity Preferred Stock and Acquisition Entity Common Stock owned by the Designated Stockholders would be converted into one share of Surviving Entity Preferred Stock and Surviving Entity Common Stock, respectively, and (c) each share of NHI Common Stock owned by the Acquisition Entity would be cancelled.  In summary, (x) each NHI Stockholder owning fewer than 200 shares of NHI Common Stock and each other NHI Stockholder who desires to liquidate its investment in NHI will receive $18.00 of merger consideration and the $15.00 Dividend it would have elected to receive in cash, thereby constituting the same consideration (i.e., $33.00 per share) it would have received pursuant to  AdamsMark’s December 1, 2006 proposal letter, and (y) each other NHI Stockholder will own shares in the Surviving Entity with the same aggregate value that it would have received pursuant to  AdamsMark’s December 1, 2006 proposal letter.

The Surviving Entity Preferred Stock would be (i) entitled to an annual dividend of $1.23 per share (but no other dividend or distribution), (ii) at any time on or prior to December 31, 2007, convertible at the holder’s option into shares of the Surviving Entity’s common stock (the “Surviving Entity Common Stock”) at a conversion premium of $0.25 or 1.3889% (i.e., at the rate of 0.9863 of a share of Surviving Entity Common Stock for each share of Surviving Entity Preferred Stock), (iii) at any time after December 31, 2007, convertible at the holder’s option into shares of the Surviving Entity Common Stock

Special Committee of the

Board of Directors of

National Health Investors, Inc.

January 2, 2007

Page

at a conversion premium of 15% (i.e., at the rate of 0.8696 of a share of Surviving Entity Common Stock for each share of Surviving Entity Preferred Stock),  (iv) subject to mandatory redemption or repurchase by the Surviving Entity on December 31, 2027, at a per share price equal to the liquidation value described in clause (vi) below plus all accrued and unpaid dividends, (v) entitled to a preference as to dividends over all other classes of capital stock of the Surviving Entity, (vi) entitled to a preference over all other classes of capital stock of the Surviving Entity upon liquidation of the Surviving Entity (at a per share liquidation value equal to $18.00), and (vii) not entitled to any voting rights except as provided by law.  The $1.23 per share dividend described above is the economic equivalent of the $2.25 per share dividend described in the December 1, 2006 proposal letter, but has been modified to reflect the Dividend.

6.

UPREIT Investment.  To the extent necessary to comply with REIT ownership rules, certain Designated Stockholders would use the cash they receive for their shares of NHI Common Stock in the Merger (other than those, if any, previously contributed to the Acquisition Entity) to purchase limited partnership interests in the UPREIT.  The Surviving Entity would purchase limited partnership interests in the UPREIT in an amount equal to (a) $18.00, multiplied by (b) the number of outstanding shares of Surviving Entity Common Stock.

7.

One-Time Distribution and $1.25 Dividend.  In order to provide the NHI Stockholders who elect to remain invested in the Surviving Entity with cash to pay at least a portion of the capital gains tax arising out of the asset sale described in paragraph 2 above, the Surviving Entity would declare and pay to all holders of shares of Surviving Entity Common Stock and Surviving Entity Preferred Stock a one-time dividend of $1.25 per share (the economic equivalent of a $2.30 per share dividend, modified to reflect the Dividend).  To the extent that NHI does not have cash sufficient to permit it to declare and pay such dividend, the UPREIT would make a one-time distribution to all of its partners.

8.

Consequences of Transactions.  As the result of the transactions described above, (a)  substantially all of the assets and liabilities of NHI before the Merger would be owned by the UPREIT, (b) all limited partnership interests in the UPREIT would be owned by the Surviving Entity and, to the extent necessary to comply with REIT ownership rules, certain Designated Stockholders, and all general partnership interests in the UPREIT would be owned by an affiliate of Mr. Adams, (c) the Surviving Entity would be owned by the Designated Stockholders and any NHI Stockholders who elect to receive shares of Surviving Entity Preferred Stock in the Merger, (d) the Surviving Entity would be a private REIT and the shares of Surviving Entity Preferred Stock would not be transferable (except to the Surviving Entity or other stockholders of the Surviving Entity or by operation of law), unless, as is not now anticipated, there are 500 or more holders of the Surviving Entity Preferred Stock, which would require registration of the Surviving Entity Preferred Stock under the Securities Exchange Act of 1934, and (e) other than the Acquisition Entity, the NHI Stockholders, to the extent they do not elect to receive shares of Surviving Entity Preferred Stock in the Merger, would receive $33.00 in cash through a combination of the Dividend and the Merger.

Special Committee of the

Board of Directors of

National Health Investors, Inc.

January 2, 2007

Page

9.

Conditions Precedent.  The transactions described above would be subject to (a) approval by the Committee or the Board and the NHI Stockholders as required by law, (b) expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1986, (c) compliance with all securities and other applicable laws, and (d) the closing of the debt financing required to fund the cash portion of the Dividend and the cash payable in the Merger (the conditional commitment letters from Column Financial, Inc., an affiliate of Credit Suisse, were previously provided and AdamsMark has received confirmation that the conditional commitments will be extended to whatever date is necessary to consummate the Dividend and the Merger).

Mr. Adams and I are available to discuss this proposal with you at your convenience.  Thank you for your consideration.

Very truly yours,

Alan J. Perkins